                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                          Williams Energy Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   969491 10 9
             -------------------------------------------------------
                                 (CUSIP Number)


                                 Tony L. Gehres
                            4100 One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 573-2000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 17, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                          -----------------
CUSIP NO. 969491 10 9                 13D/A                    PAGE 2 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Williams Energy Services, LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) X

                                                                        (b)
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable*
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                       -0-
                                 -----------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  -0-
           OWNED BY              -----------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     -0-
             WITH                -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          LLC
--------------------------------------------------------------------------------




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---------------------                                          -----------------
CUSIP NO. 969491 10 9                 13D/A                    PAGE 3 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Williams Natural Gas Liquids, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) X

                                                                        (b)
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable*
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                       -0-
                                 -----------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  -0-
           OWNED BY              -----------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     -0-
             WITH                -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


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---------------------                                          -----------------
CUSIP NO. 969491 10 9                 13D/A                    PAGE 4 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Williams Companies, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) X

                                                                        (b)
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable*
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable.
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                       -0-
           NUMBER OF             -----------------------------------------------
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                    -0-
             EACH                -----------------------------------------------
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                      -0-
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*INTRODUCTORY NOTE

The Williams Companies, Inc. owns all of the membership interests in Williams Energy Services, LLC, a Delaware limited liability company ("WES"), and all of the common stock of Williams Natural Gas Liquids, Inc., a Delaware corporation ("WNGL"), and as such, may have been deemed to beneficially own the Common Units owned by those two entities. On June 17, 2003, WES and WNGL sold all of their securities issued by Williams Energy Partners L.P., a Delaware limited partnership (the "Issuer"), to a new entity formed jointly by private equity firms Madison Dearborn Partners, LLC and Carlyle/Riverstone Global Energy and Power Fund II, L.P. This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed by WES, WNGL, and The Williams Companies, Inc. (collectively, the "Reporting Persons"), who comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 amends the statement on Schedule 13D filed by the Reporting Persons on February 19, 2001 with respect to Common Units representing limited partnership interests of the Issuer, which has its principal executive offices at P.O. Box 22186, Tulsa, Oklahoma. In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby. This Amendment No. 1 has been filed to report that the Reporting Persons no longer hold any Common Units of the Issuer and each Reporting Person has therefore ceased to be the owner of more than 5 percent of any class of securities.

ITEM 2. IDENTITY AND BACKGROUND.

WES and WNGL sold all of their Common Units of the Issuer that they beneficially own pursuant to the transaction described in Item 5. Accordingly, all Reporting Persons named in this Schedule 13D are no longer reporting persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF THE TRANSACTION.

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Number of Common Units or other securities of the Issuer beneficially owned by the Reporting Persons: -0-

                  Percentage of class of Common Units beneficially owned by the Reporting Persons: 0.0%

         (b) Number of Common Units as to which, with respect to the Reporting Persons, there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition: -0-

         (c) On June 17, 2003, WES and WNGL sold all of their securities issued by the Issuer to WEG Acquisitions, L.P. ("Buyer"), a new entity formed jointly by private equity firms Madison Dearborn Partners, LLC and Carlyle/Riverstone Global Energy and Power Fund II, L.P. The securities sold in that transaction included: (1) 757,193 Common Units and 4,589,193 Subordinated Units owned of record by WES; (2) 322,501 Common Units and 1,090,501 Subordinated Units owned of record by WNGL; and (3) 7,830,924 Class B Common Units owned of record by Williams GP LLC, an indirect wholly owned subsidiary of The Williams Companies, Inc. The consideration for the sale of such units was $509,868,000 together with the rights to potentially receive the additional amounts described in Subsection (d) of this Item 5. The transaction was effected pursuant to the Purchase Agreement, dated April 18, 2003, by and among, WES, WNGL, Williams GP LLC, and Buyer (filed as
                  Exhibit 99.1 to the report on Form 8-K of The Williams Companies, Inc., dated April 18, 2003), which is incorporated herein by reference, as amended by Amendment No. 1 to the Purchase Agreement filed herewith (as amended, the "Purchase Agreement").

         (d) Subject to the limitations described therein and as more particularly described therein, the Purchase Agreement provides that WES, WNGL, and Williams GP LLC will be entitled to (i) a payment from the Buyer if it sells Common Units or Subordinated Units or such units are redeemed by the Issuer at net prices exceeding $37.50 per unit and (ii) a payment from the Buyer of an amount based on a portion of the Issuer distributions for the second quarter of 2003 with respect to the units sold by the Reporting Persons and Williams GP LLC.

         (e) On June 17, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Units.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                      *Exhibit 1.      Purchase Agreement, dated April 18, 2003,
                                       by and among, Williams Energy Services,
                                       LLC, Williams Natural Gas Liquids, Inc.,
                                       Williams GP LLC, and WEG Acquisitions,
                                       L.P. (filed as Exhibit 99.1 to the report on Form 8-K of The Williams Companies,
                                       Inc., dated April 18, 2003).

                      Exhibit 2 Amendment No. 1 to Purchase Agreement, by and among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and Williams GP LLC, dated as of May 5, 2003.

                      *Exhibit 3       Joint Filing Agreement among the parties
                                       regarding the filing of Schedule 13D,
                                       dated February 19, 2001 (filed as Exhibit
                                       B to Schedule 13D of Williams Energy
                                       Services, LLC, Williams Natural Gas
                                       Liquids, Inc., and The Williams
                                       Companies, Inc., filed on February 19,
                                       2001).

         * Each such exhibit has heretofore been filed with the Securities and Exchange Commission as part of the filing indicated and is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003

                                          WILLIAMS ENERGY SERVICES, LLC



                                          By: /s/ PHILLIP D. WRIGHT
                                             ----------------------------------
                                          Name:  Phillip D. Wright
                                          Title: Senior Vice President


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003

                                          WILLIAMS NATURAL GAS LIQUIDS, INC.



                                          By: /s/ PHILLIP D. WRIGHT
                                             ----------------------------------
                                          Name:    Phillip D. Wright
                                          Title:   Senior Vice President



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003

                                          THE WILLIAMS COMPANIES, INC.



                                          By: /s/ PHILLIP D. WRIGHT
                                             ----------------------------------
                                          Name:    Phillip D. Wright
                                          Title:   Senior Vice President

                                  EXHIBIT INDEX


EXHIBIT NUMBER                                      DESCRIPTION
*Exhibit 1                           Purchase Agreement, dated April 18, 2003,
                                     by and among, Williams Energy Services,
                                     LLC, Williams Natural Gas Liquids, Inc.,
                                     Williams GP LLC, and WEG Acquisitions, L.P.
                                     (filed as Exhibit 99.1 to the report on
                                     Form 8-K of The Williams Companies, Inc.,
                                     dated April 18, 2003).

Exhibit 2 Amendment No. 1 to Purchase Agreement, by and among Williams Energy Services, LLC,
                                     Williams Natural Gas Liquids, Inc. and
                                     Williams GP LLC, dated as of May 5, 2003.

*Exhibit 3                           Joint Filing Agreement among the parties
                                     regarding the filing of Schedule 13D, dated
                                     February 19, 2001 (filed as Exhibit B to
                                     Schedule 13D of Williams Energy Services,
                                     LLC, Williams Natural Gas Liquids, Inc.,
                                     and The Williams Companies, Inc., filed on
                                     February 19, 2001).

* Each such exhibit has heretofore been filed with the Securities and Exchange Commission as part of the filing indicated and is incorporated herein by reference.